Mail Stop 3561

May 20, 2009

Mr. Greg Halpern, President & CEO
So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 77338

> **Re:** **So Act Network, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on April 27, 2009**
> **File No. 333-157738**
>
> **Form 10-K**
> **Filed on March 31, 2009**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed April 27, 2009

Prospectus Cover Page

1. We note your response to comment three of our letter dated April 3, 2009, and we reissue the comment. Please relocate the "Subject to Completion" legend as described in Item 501(b)(10) of Regulation S-K to the prospectus cover page.

Prospectus Summary, page 1

2. You state on page 4 that you hope to launch the search engine and network platform at the end of the second quarter of 2009. However, we note that you need additional capital within the next twelve months to develop the network and search engine. Please explain the basis for your estimate regarding the launch of the search engine and network platform in light of the risk factor disclosure. In addition, clarify the level of functionality you plan to have at that time. For example, on page 3 you refer to "beta testing" by this deadline. However, on page 11 you refer to having the products "fully functional." Lastly, reconcile the time period for launching your products. On page 4 you refer to the end of the second quarter of 2009 (i.e. June 2009) but on page 12 you refer to the end of the summer of 2009.

Risk Factors, page 2

3. Please add a risk factor addressing your lack of revenues to date, as requested in comment seven from our letter dated April 3, 2009.

4. Please revise the second risk factor into two separate risk factors, one discussing the risks associated with a limited operating history and the other discussing the risks associated with the new and evolving market.

5. We note your response to comment 10 of our letter dated April 3, 2009, and we reissue the comment in part. Please revise to include your assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding your operations for the indefinite future.

6. Please revise the third risk factor on page three to remove the promotional language. For example, we note the reference to continuing to innovate your services and references to your "existing services." It appears that you have not yet developed these services.

Description of Our Business, page 10

7. We partially reissue comment 14 from our letter dated April 3, 2009. Please revise the disclosure to clearly state which products and services will be offered based upon the cash currently available and which products and services will only be offered with additional financing. Provide clear disclosure throughout the prospectus.

8. Discuss in greater detail the So Act Network. For example, we note that you will have a chat room and forums for discussions, but clarify how networking will be used to "help create solutions" to the various problems mentioned, as opposed to simply discussing these topics.

9. We note the agreement with Gigablast filed as exhibit 10.3. Please disclose the material terms of this agreement.

10. We note your response to comment 16 of our letter dated April 3, 2009, and we reissue the comment. Please clearly disclose the milestones necessary to bring your product to market and the funding necessary to achieve these milestones. Your disclosures in this section lack specificity. It is also unclear what extent Mr. Halpern's ability to fund operations if additional funding is not raised. We note on page 18 of your revised registration statement your disclosure that "there is no assurance that [Mr. Halpern] will be able to continue to provide such funding into the future." Also, discuss the impact upon your time frame for achieving the milestones if you are unable to obtain additional capital.

11. We note your response to comment 19 of our letter dated April 3, 2009, and we reissue the comment in part. Please revise to include a brief description of the company and its operations prior to October 2008.

12. We note your response to comment 23 of our letter dated April 3, 2009, and we reissue the comment in part. Please revise to include the amount spent on research and development during each of the last two fiscal years, as required by Item 101(h)(4)(x) of Regulation S-K.

Description of Property, page 15

13. We note your response to comment 25 of our letter dated April 3, 2009, and reissue the comment in part. It appears that your Humble, Texas address is merely a mail forwarding service, not your principal business office. Please revise accordingly. Also, please clearly indicate whether your Albuquerque, New Mexico location is a third party web hosting vendor. If so, please identify the vendor and clearly indicate whether the 100,000 servers and webpage capability represents its overall business or the portion of their servers you plan on utilizing.

Financial Statements

Report of Independent Registered Public Accounting Firms, F-1

14. We note that your current independent accountants, Webb & Company, P.A., have placed reliance on the report of your predecessor accountant, Gately & Associates, LLC, for amounts for the period from inception (i.e. December 9, 2005) through December 31, 2007. However, upon review of Gately & Associates, LLC's opinion on F-2, we note that they did not opine on such period. Please advise your independent accountant to clarify which audit opinion they placed reliance upon and file such opinion with the appropriate consent.

15. In conjunction with the comment above, we note that the report of Gately & Associates, LLC on F-2 is dated April 27, 2009, not February 25, 2008 as referred to in Webb & Company, P.A.'s audit opinion. Please advise your independent accountant to reconcile this inconsistency.

Financial Statements

Notes to Financial Statements

Note 5c – Stock Split Effected in the Form of a Stock Dividend, F-12

16. We note that you effectuated a forward split on a 4 for 1 basis on January 16, 2009.
Contrary to your disclosure here, it does not appear that your financial statements have
been adjusted to give retroactive effect of this stock split in accordance with SAB Topic
4C. Please revise, among other areas, your per share amounts in your financial
statements to give retroactive effect of this stock split or explain to us why these changes
are not required.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page
16

17. Provide the basis for your belief that "solutions could eventually be developed … that
could have the potential to improve our planet, while adding new industries, jobs and
economies of scale."

18. Provide the basis for the hope that you will "become cash flow positive by the fiscal year
end of 2009." We direct your attention to Item 10(b) of Regulation S-K for the
Commission's position on projections.

19. We partially reissue comment 27 from our letter dated April 3, 2009. Please revise your
Liquidity and Capital Resources section to clearly discuss your cash needs in terms of
meeting your ongoing expenses in the next year. Please state your cash balance as of the
most recent practicable date, and disclose the potential obligations that you have
including salary, and general & administrative expenses. Break down your estimated
costs for the next year into each material category. For example, we note that you have
entered into an employment agreement with Mr. Halpern that will pay him $18,000 a
month plus 10% of revenues. This amount does not appear to be included in the
estimated amount needed for the next twelve months, as discussed currently in this
section.

20. We note your response to comment 28 of our letter dated April 3, 2009, and we reissue
the comment in part. If Mr. Halpern declines to continue his loans or compensation
deferrals, how long will the company be able to continue without obtaining additional
capital?

Directors, Executive Officers, Promoters and Control Persons, page 20

21. We partially reissue comment 30 from our letter dated April 3, 2009. We are unable to locate a discussion of Mr. Halpern's involvement with "Ultimate Kindness Towards All Living Creatures on Earth" or a discussion of the type of entity it is and its relationship to the So Act Network.

22. In your management biography, please revise to specify Mr. Halpern's principal occupation and employment since 2007. In addition, state the amount and percent of time Mr. Halpern devotes to the company.

Transactions with Related Persons, Promoters and Certain Control Persons, page 21

23. Please revise to include the issuance of shares of common stock to Serena Halpern for web page design services, as required by Item 404 of Regulation S-K.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-1

24. For each transaction in January 2009, name the persons with whom you entered into the private placements as required by Item 701(b) of Regulation S-K and state the facts supporting your reliance upon Section 4(2) as an exemption from registration as required by Item 701(d) of Regulation S-K.

25. In addition, footnotes 4 and 5 to the selling shareholders table on page 8 indicate that these consulting services are to be provided in 2009. Please clarify the amount of services that have been provided and the services that remain to be performed. Clarify when completion of the services will occur. We may have further comment.

Item 16. Exhibits, page II-5

26. We note your response to comment 42 of our letter dated April 3, 2009, however, your revised disclosure still incorrectly references your bylaws filed with your Form 8-K filed on October 17, 2008. Please revise.

Exhibit 23.1 – Consent of Gately & Associates, LLC

27. We note your former independent accountants have provided consent to an audit opinion dated February 25, 2008, yet the audit opinion included in your registration statement is dated April 27, 2009. Please obtain a consent from your former independent accountant for the appropriate audit report included in your registration statement.

Exhibit 23.2 – Consent of Webb & Company, P.A.

28. We note your current independent accountants have provided consent to an audit opinion dated March 4, 2009, yet the audit opinion included in your registration statement is dated April 27, 2009. Please obtain a consent from your current independent accountant for the appropriate audit report included in your registration statement.

Other Regulatory

29. Please note the financial statements updating requirement in Article 8-08 of Regulation S-X and provide current consents in any amendment.

Form 10-K for the Fiscal Year Ended December 31, 2008

30. We note your responses to comments 45, 46, 48, and 49 of our letter dated April 3, 2009 and we reissue those comments. The Form 10-K does not appear to have been amended.

31. Please revise your Form 10-K, as necessary, to comply with our comments above with focus on our comments related to the opinions of your independent accountants.

Form 10-Q for the Quarter Ended March 31, 2009

32. You have indicated on the cover page that you are not a shell company. However, it appears that you fall within the definition of a shell company as set forth in Rule 12b-2. You have had no operations to date and you have assets consisting of cash and nominal assets. Please revise.

33. We note on your statement that the Form 10-Q includes forward-looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

    • delete any references to the Private Securities Litigation Reform Act; or
    • make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

34. Please revise the disclosure in the Form 10-Q to comply with our comments above, as applicable.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please feel free to contact Bill Kearns, the primary accounting examiner on this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. For all other questions, please contact Edwin S. Kim, the primary examiner on this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Eric M. Stein, Esq.
       Fax: (732) 577-1188